Exhibit 99.3

	Proved
	2008 Actual	Developed Producing	Developed Nonproducing	Undeveloped	Total Proved
Future Gross Revenue	76,974.15	905,479	2,716,441	-	3,621,920
Production and Ad Valorem Taxes @ 7.5%	5,773.06	67,911	203,733	-	271,644
Operating Expenses	3,600.00	36,000	36,000	-	72,000
Capital Costs	-	-	-	-	-
Abandonment	-	12,000	12,000	-	24,000
Future Net Revenue	67,601	789,568	2,464,708	-	3,254,276
Present Worth at 10 Percent		710,611	2,218,237	-	2,928,848
Jett Rink 18.5% WI	12,506	131,463	410,374		541,837

	Proved
	2009 Actual	Developed Producing	Developed Nonproducing	Undeveloped	Total Proved
Future Gross Revenue	32,441.29	828,505	2,716,441	-	3,544,946
Production and Ad Valorem Taxes @ 7.5%	2,433.10	56,365	203,733	-	260,098
Operating Expenses	3,600.00	32,400	36,000	-	68,400
Capital Costs	-	-	-	-	-
Abandonment	-	12,000	12,000	-	24,000
Future Net Revenue	26,408	727,740	2,464,708	-	3,192,448
Present Worth at 10 Percent		654,966	2,218,237	-	2,873,203
Jett Rink 18.5% WI	4,886	121,169	410,374		531,543

On June 10, 2010, the Company obtained a valuation report for each of the two leases from Richard F. Mooney, a petroleum geologist/geophysicist, based on reported well data and available production history (the “Reports”).  The following is a discussion of the Reports with respect to such leases.

Two wells were drilled in 2006, the Shilo #1, NE/4 SW/4 NE/4 NE/4 and the Shilo #2, SE/4 SW/4 NW/4 NE/4.  The wells were drilled by a now defunct operator, Mr. Dempsey Todd Shelton, of Tulsa.  The Shilo #1 originally produced 550 MCFG/D w/no water from a 10 foot Dutcher section (2940’ ─ 2950’).  From June, 2007 through November, 2009, (the available production history of the well) this well produced a cumulative 61,087 MCFG at an average monthly rate of 2068 MCFG/month and 374 BO.  Logs were not available for this well, but pertinent reservoir characteristics are well known.  Dutcher sands typically have porosities of 15 ─ 25%.  Although the well made no water, a water saturation of 25% was assumed (again, the values for this reservoir average 14 ─ 33% in producing sands).  Allowing for a 10 acre drainage, this reservoir volumetrics calculates to 588,060 cubic feet of available reservoir.  This translates to a 104,738 barrel capacity, or 1,047,380 MCFG capacity.  Deducting the gas already produced leaves a volume of 986,287 MCFG in place.  Industry standard is a 33% primary recovery rate, leaving 284,542 MCFG available for primary recovery.  If $3/MCFG is assumed (gas is presently @ $4/MCFG), this represents a potential of $853,627 revenue for a net 100% revenue interest, or @ $85,363 for a 10% revenue interest.  Initial reservoir shut-in pressure was 875 psi (11/64 choke).  The reservoir was perf’d and given a light acid job, but not frac’d.  Historically, the production went from a high of 3,361 MCFG/M in January, 2008, and tapered off in late 2009 to a low of 625 MCFG/M in November, 2009.  This probably is more representative of the quality of the operator than reservoir quality.  This well, with a light frac and acid job and an ongoing program of pressure maintenance will potentially resume the volume of production formerly seen.

The Shilo #2 produced from the Bartlesville sand at 2410’ ─ 2414’.  Initial production was 55MCFG + 2 BO + ¼ BW per day.  Initial shut-in pressure was reported @ 800 psi and the reservoir flow via a 16/64 choke.  No production history is available for this well, but applying volumetric analysis as above (porosity is assumed @ 15% and water saturation @ 33%), then a reservoir volume of 175,111 cubic feet of volume is estimated in 10 acres.  This translates to a volumetric equivalent of 31,189 barrels.  The gas to oil ratio is roughly 27:1 and the gas equivalent is 5.5 barrels.  This means original oil in place would be 10,292 barrel - equivalent by primary recovery, or about 9,924 MCFG and 368 BO from this reservoir.  This represents a potential 100% revenue interest of $29,772 for gas and $22,080 for oil. A 10% revenue interest would be $2,977 and $2,208, respectively.  This well also was perf’d and acidized, but not frac’d.  A light frac and follow-up acid job may increase potential production.

Oklahoma Corporation Commission Orders # 523196 (Bartlesville) and #30640 (Dutcher) place spacing at 40 acres on this acreage.  This would increase drainage area potential by a factor of 4 to the above calculations, increasing potential of a 10% revenue interest in the Shilo #1 to $341,452 and the Shilo #2 to a potential of $20,740.  Actual value of the leases will be increased by the equipment remaining in place on the lease.